United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: Tyson Foods, Inc.

Name of persons relying on exemption: American Baptist Home Mission Society and 22 co-filers: Adrian Dominican Sisters; Benedictine Sisters of Mount St. Scholastica; Congregation of Sisters of St. Agnes; Congregation of St. Joseph, OH; Congregation of the Sisters of St. Joseph of Peace; Daughters of Charity, Province of St. Louise; Felician Sisters of North America; Franciscan Sisters of Allegany, NY; Mercy Investment Services; Northwest Women Religious Investment Trust; PeaceHealth; Portico Benefit Services (ELCA); Sisters of Bon Secours; Sisters of Charity of St. Elizabeth, NJ; Sisters of Providence, Mother Joseph Province; Sisters of St. Francis of Dubuque, IA; Sisters of St. Francis of Philadelphia; Sisters of the Good Shepherd; Trinity Health; Dominican Sisters of Springfield, IL; Sisters of the Humility of Mary; and BMO Asset Management

Address of persons relying on exemption: Investor Advocates for Social Justice (formerly the Tri-State Coalition for Responsible Investment), 40 S. Fullerton Ave, Montclair, NJ 07042

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The American Baptist Home Mission Society and 22 co-filers urge you to vote FOR Item 4: Shareholder Proposal to Request a Report Regarding Human Rights Due Diligence at the Tyson Foods Inc. Annual Meeting of Shareholders on February 11, 2021. This is the third year this proposal has been filed at Tyson. In 2020 it received 14.58% support overall and 59.68% support from independent investors.1

Summary of the Proposal

The proposal requests reporting on Tyson’s human rights due diligence process to assess, identify, prevent, mitigate, and remedy actual and potential human rights impacts in company-owned operations and the value chain. The requested report would include information about stakeholder consultation and how Tyson tracks the effectiveness of its due diligence efforts.

Support for this proposal is warranted and in the best interest of shareholders because:

•	Tyson’s actual and potential adverse human rights impacts are severe and require heightened due diligence. Weak worker health and safety protections, along with fear of retaliation for speaking up about health and safety threats, have had irremediable impacts on the workforce. At least 12,275 Tyson workers have contracted COVID-19 and 39 workers have died.[2] Devastating impacts on the workforce contributed to plant shutdowns, production delays, and reduced productivity. Additional human rights impacts associated with Tyson’s business include racial discrimination, adverse impacts on community water resources, and human rights risks in the supply chain.

40 S Fullerton Ave, Montclair, NJ 07042 ◊ 973-509-8800 ◊ info@iasj.org ◊ www.iasj.org

•	Effective human rights due diligence and respect for workers’ rights amidst the COVID-19 pandemic are critical to mitigate material financial risks to the company and its investors associated with legal, regulatory, human capital management, reputational, and supply chain disruption impacts.
•	Tyson has failed to provide evidence that its codes and procedures are effectively implemented. Deficiencies in the company’s human rights due diligence approach demonstrate the company is lagging peers. Insufficient disclosure on this material topic hinders shareholders’ ability to make a comprehensive assessment of Tyson’s risk and return profile.

Arguments in Favor of the Proposal on Human Rights Due Diligence

1.	Significant adverse human rights impacts resulting from Tyson’s business activities pose material financial risks to the company and its investors.

Regulatory Risks: Tyson may face enforcement action by the Securities and Exchange Commission (SEC) after the Office of the New York City Comptroller Scott Stringer called for the SEC to investigate Tyson for issuing misleading disclosures on its COVID-19 response to investors.3 If the SEC pursues this investigation, Tyson may face a fine, a mandate to issue additional disclosure, or other actions which may negatively impact the company and its investors.

Comptroller Stringer stated, “Tyson is flagrantly misrepresenting its poor pandemic response. There is human cost to Tyson’s failures – preventable deaths, hospitalizations and sick workers. These failures have material impacts on its business operations that carry serious risks for shareholders. I am calling on the SEC to immediately open an investigation into Tyson’s misleading and dubious claims that they are adhering to OSHA and CDC safety guidelines, because shareowners need a full and transparent accounting into Tyson’s workplace safety and the risks to both workers and investors amid the COVID-19 pandemic.”4

Tyson’s misrepresentation of its COVID-19 response is reflected, for example, in its claim that it is implementing social distancing in its plants, while the company is simultaneously pursuing regulatory waivers in line speed limits for poultry, pork and beef plants. Increased line speeds prevent appropriate social distancing and expose workers to higher risk of infection.5 Social distancing requires slower lines speeds and fewer workers on the line, not the higher line speeds being pursued by Tyson.6

Legal Risks: Due to Tyson’s inadequate pandemic response and failure to respect workers’ rights, Tyson is the subject of numerous lawsuits. This includes a wrongful death and negligence lawsuits and a civil rights complaint filed with the USDA alleging that the company’s failure to protect its predominantly Black and Latinx meatpacking workers amounts to racial discrimination.7

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The highest profile lawsuit Tyson is facing was filed by three families of Tyson workers of the Waterloo, IA pork plant who died after contracting COVID-19.8 The plaintiffs allege Tyson was aware COVID-19 was spreading in the plant in March or April 2020, but failed to notify workers or the public of risk of exposure or provide adequate safety precautions to workers. By May, over 1,000 workers at that plant contracted COVID-19, representing the largest outbreak in the meatpacking sector, and at least six workers died as a result of Tyson’s inadequate response.9 In a damaging blow to the company’s reputation, Waterloo plant managers placed bets on how many workers would contract COVID-19, which reveals the failure of managers to prioritize the health of their team members and a company culture lacking humanity, dignity, or respect for workers. Tyson later fired the managers after an investigation proved the allegations to be true.10 Plant managers allegedly lied to interpreters about COVID-19 dangers, putting workers at risk by withholding information.11 Tyson has not provided sufficient evidence that it is taking proactive steps to foster a safe and inclusive workplace culture in its plants to prevent similar incidents from occurring at other facilities.12

Human Capital Management Risks: Failure to keep workers safe and effectively provide a workplace with adequate protections to mitigate the spread of COVID-19 has led to negative impacts on overall productivity, plant shutdowns, and can result in increased recruitment and training costs. The Sustainability Accounting Standards Board (SASB) identifies Workforce Health and Safety as a material disclosure topic for the Meat, Poultry, and Dairy industry. SASB states,” Worker injuries or fatalities can lead to reputational risks, high turnover, low worker morale and productivity, injury liability risks, and associated health care and workers’ compensation costs.”13 Employee turnover in meatpacking plants was high prior to COVID-19, with some plants having a 100% annual turnover rate. Failure to prioritize employee health and wellbeing amidst the COVID-19 pandemic has led to even higher employee turnover, attrition, and absenteeism. To date, over 12,275 of its employees contracted COVID-19 and 39 workers have died. Tyson’s COVID-19 case numbers are between three to four times the number of worker cases for Smithfield (3,524 cases) and JBS (3084).

Workers have experienced lack of transparency about cases, exposure, and contract tracing within the plants, with overall disclosures of cases inconsistent and incomplete. Without access to necessary information and mechanisms to effectively speak out and address concerns, workers have been forced to risk their lives in order to keep their jobs. Workers have reported facing pressure to return to work when they may still be sick or prior to the quarantine recommendations of the CDC when they may have been exposed. Fear of retaliation inhibits workers from speaking up about threats they are exposed to in Tyson plants, undermining the company’s efforts to contain the virus, and thereby increasing the risk of costly plant shutdowns. While Tyson has a short-term disability policy, it lacks a comprehensive paid leave and paid quarantine policies. Low wages and economic pressures impact workers’ ability to take unpaid leave.

An investor statement on COVID-19 response, supported by 335 institutional investors representing over $9.5 trillion assets under management, sets out clear expectations for companies with respect paid leave, worker health and safety, retaining employees, and other human capital management strategies.14 Tyson is not meeting investor expectations in this regard.

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Interruption in Business: COVID-19 outbreaks in Tyson plants have required temporary plant closures, leading to disruption in supply for Tyson customers.15 Tyson has publicly acknowledged this risk: “As pork, beef and chicken plants are being forced to close, even for short periods of time, millions of pounds of meat will disappear from the supply chain,” John Tyson, Chairman of the Board of Tyson Foods, wrote in a letter published as an advertisement. “As a result, there will be limited supply of our products available in grocery stores until we are able to reopen our facilities that are currently closed.”16 China issued a temporary suspension on imports of Tyson poultry products after an major outbreak in an Arkansas meatpacking plant, leading customers to refuse supply from Tyson.17

Damage to Brand and Reputation: Extensive negative media coverage by high-profile news outlets over the past 10 months about Tyson’s inadequate pandemic response poses significant risks to the company and its investors. In July 2020, over 120 organizations participated in a week of action against Tyson to draw attention to its failure to protect workers from COVID-19.18 Tyson workers have organized throughout the pandemic to demand stronger health and safety protections.19 Increasing public awareness and failure to meet customer and consumer expectations may threaten existing and future business relationships.

Human Rights at Risk: Tyson has a responsibility to address actual and potential adverse human rights impacts of its business activities on its workers, neighboring communities, and other impacted stakeholders. Fundamental rights at risk include the rights to: life, freedom from discrimination, safe and healthy working conditions, freedom of association, organize a union, and bargain collectively free from intimidation and retaliation, and water, health, and a safe environment.

Ongoing worker concerns on COVID-19

In the current context, the risk to life is severe, likely, and irremediable. Workers should lead the design, implementation, and monitoring of human rights due diligence and disclosure on its effectiveness. In the absence of worker voice, a transparent third-party mechanism to evaluate the existing systems referenced in Tyson’s Opposition Statement, and evidence that Tyson’s actions have effectively created a rights-respecting and safe workplace, investors are unable to confirm that the concerns workers have raised have been addressed. These concerns include:

•	Worker infections, deaths, and long-term health impacts of COVID-19
•	Fear of retaliation which inhibits workers from reporting health and safety concerns
•	Disproportionate burden on workers of color
•	Lack of paid leave and paid quarantine time
•	Lack of transparency about worker case numbers, exposure, testing protocols, and results
•	Lack of effective systems to address the spread of COVID-19, including lack of enforcement of 6 ft social distancing, maintenance of high line speeds, and use of insufficient plastic barriers
•	Concerns about whether Tyson’s healthcare services are meeting workers’ needs when the company has not been transparent with workers throughout the COVID-19 pandemic

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Tyson has a responsibility to address human rights and COVID-19 impacts across the value chain and across its international footprint. While Tyson indicates in its opposition statement that its contact growers are independent, many of its growers’ livelihoods are completely dependent on contracts with Tyson, and the company’s actions directly affect their ability to operate. Despite Tyson’s extensive global operations and supplier relationships, Tyson does not provide evidence that its Codes are effectively preventing child labor, forced labor, or other human rights violations. In a threat to fundamental labor rights, Tyson is partnering with the Chinese government to open new meatpacking plants in China, despite China’s official policy of banning free and independent trade unions.20 Tyson’s COVID-19 response disclosures also fail to address the impact on global operations.

2.	Tyson’s existing disclosures fail to demonstrate effective implementation of a meaningful commitment to respect human rights.

While Tyson indicates in its Opposition Statement that it has made investments in personal protective equipment, testing, contracts with healthcare providers, and other measures, Tyson’s investments did not prevent widespread COVID-19 outbreaks in its plants that resulted in thousands of workers contracting COVID and many deaths. Without effective social distancing, appropriate paid leave and quarantine time for workers who are sick or have been exposed to COVID-19, and transparent and trusted channels for workers to raise concerns, Tyson is continuing to put its workers’ lives at risk.

For years, Tyson has referenced that its Code of Conduct, Team Member Promise, and Supplier Code are adequate for addressing its human rights risks. However, the magnitude and devastating impact of the COVID-19 pandemic on its workforce demonstrate that these are simply ineffective. Tyson does not disclose how it ensures these policies are effectively implemented to promote respect for human rights across the business. These policies may include reference to human rights language, however Tyson’s business practices suggest a failure to foster a culture of respect for human rights within its operations and business relationships.

Tyson is not meeting its responsibilities under the UN Guiding Principles on Business and Human Rights (UNGPs). Tyson’s social auditing procedures are limited in scope, covering 25% of production facilities per year. Moreover, audits are not an effective system to identify and respond to the company’s most salient human rights impacts that pose the greatest risk of harm to people. A worker-led system is necessary, but is absent. Aside from incomplete disclosure about worker health and safety, Tyson fails to disclose other salient human rights risks, which should also identify human rights risks in its international operations and community impacts of water pollution incidents.21 Tyson states in its sustainability report, “At this time, we do not screen our suppliers and contractors for human rights, including the right to exercise freedom of association or collective bargaining.”22

Tyson also has a responsibility under the UNGPs to provide remedy for human rights violations. Its primary grievance mechanism, the “Tell Tyson First Helpline,” is a company-sponsored hotline that alone does not meet the UNGPs effectiveness criteria for grievance mechanisms.23 Tyson does not disclose the number of grievances reported through this Helpline or examples of how grievances received were remedied. Given workers’ reports that they fear retaliation within Tyson plants, and with a culture that allowed managers to bet about workers’ lives, workers may be less likely to use the hotline to report grievances.

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3.	Tyson has three to four times the number of COVID-19 infections of other meatpackers, and its human rights performance and disclosure lag peers.

Benchmark Performance: Tyson received 6 out of 26 possible points in the 2020 Corporate Human Rights Benchmark (CHRB). It received 0 points for all the CHRB core Human Rights Due Diligence indicators for the second year in a row, which are requested by the shareholder proposal. Tyson’s score lags that of Walmart, its largest customer, threatening its competitiveness or ability to meet human rights expectations.

On the 2020/2021KnowTheChain Benchmark, which focuses on forced labor, Tyson scored only 9 out of 100 points possible and it ranked 37 out of 42 companies in the food and beverage sector.24 Tyson’s score has decreased year over year. Traceability and Risk Assessment, Recruitment, and Remedy were identified as weakest. While the meat sector as a whole did not perform well on KnowTheChain, direct peers JBS and Hormel received higher scores than Tyson.

COVID-19 Cases in the Meat Sector: Tyson is responsible for the highest number of worker deaths of COVID-19 compared with peers: Tyson Foods: 39; JBS: 18; Foster Farms: 12; Cargill: 10; and Smithfield: 8. The number of COVID-19 cases among Tyson workers far outnumbered that of its meat sector peers and accounted for a larger percentage of the company’s workforce. The FERN (Food & Environmental Reporting Network) reports the following case numbers for the largest U.S. meat companies as of January 2021: Tyson Foods: 12,275; Smithfield: 3,524; JBS: 3,084; and Cargill: 1,394.25 Due to widespread lack of transparency around testing and reporting of worker exposure, illness, and deaths, the actual number of workplace cases and deaths is likely larger than reported here. Failure to disclose this information to the workforce and the public presents increased risk to public health, litigation, and reputation.

Conclusion: Tyson’s significant adverse human rights impacts, most notably its failure to protect workers during the COVID-19 pandemic, present material risks to the business. Investors call on Tyson to incorporate worker leadership to enhance the effectiveness of its systems, and to improve transparency around its human rights due diligence process to assess, identify, prevent, mitigate, and remedy actual and potential human rights impacts in company-owned operations and the value chain. Proponents urge all Tyson shareholders to vote for the 2021 Human Rights Due Diligence proposal.

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1 Shareholder support for the 2020 proposal was calculated by excluding abstentions and broker non-votes. The independent shareholder support excludes the influence of the Tyson Limited Partnership.

2 COVID-19 cases and worker deaths as of 1/14/2021 https://thefern.org/2020/04/mapping-covid-19-in-meat-and-food-processing-plants/

3 https://comptroller.nyc.gov/wp-content/uploads/2020/12/NYC-Comptroller-Stringer-to-SEC-Tyson-Foods-12-15-20-FINAL.pdf?utm_source=Media-All&utm_campaign=9d75c9c365-EMAIL_CAMPAIGN_2017_05_31_COPY_01&utm_medium=email&utm_term=0_7cd514b03e-9d75c9c365-141571729

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4 https://comptroller.nyc.gov/newsroom/comptroller-stringer-calls-on-sec-to-investigate-tyson-foods-worker-health-and-safety-disclosures-amid-covid-19-pandemic/

5 https://www.washingtonpost.com/politics/trump-chicken-covid-coronavirus-biden/2021/01/03/ea8902b0-3a39-11eb-98c4-25dc9f4987e8_story.html

6 https://www.nytimes.com/2020/04/29/business/coronavirus-trump-meat-plants.html

7 https://www.washingtonpost.com/business/2020/07/13/coronavirus-meat-tyson-jbs-racial-discrimination/

8 https://apnews.com/article/780cd323a100bee5acf2bb15c0ff6d1b

9 https://www.cnbc.com/2020/12/16/tyson-fires-7-at-iowa-pork-plant-after-covid-betting-inquiry-.html

10 https://www.desmoinesregister.com/story/money/agriculture/2020/12/16/tyson-foods-fires-seven-waterloo-iowa-plant-managers-betting-covid-19/3927478001/

11 https://www.desmoinesregister.com/story/money/business/2020/11/30/lawsuit-tyson-managers-lied-interpreters-covid-19-threat-waterloo-iowa-plant/6464310002/

12 https://www.desmoinesregister.com/story/news/crime-and-courts/2020/12/31/iowa-courts-covid-19-trump-order-opening-tyson-foods-wont-help-tyson-lawsuit/4098028001/

13 https://www.sasb.org/wp-content/uploads/2018/11/Meat_Poultry_Dairy_Standard_2018.pdf

14 https://www.iccr.org/investor-statement-coronavirus-response

15 https://www.ecowatch.com/tyson-pork-plant-closes-coronavirus-2646123888.html?rebelltitem=2#rebelltitem2

16 https://time.com/5827631/tyson-foods-meat-shortage/

17 https://www.reuters.com/article/us-health-coronavirus-china-tyson-foods/china-suspends-imports-of-poultry-from-tyson-plant-over-covid-19-customs-authority-says-idUSKBN23S0DB

18 https://foe.org/news/120-organizations-target-meatpacking-giant-tyson-foods-for-failing-to-protect-workers-from-covid-19/

19 https://www.change.org/p/poultry-companies-give-workers-essential-benefits-and-safe-conditions-during-covid19

20 https://www.tysonfoods.com/who-we-are/our-story/global-food-company

21 https://www.cullmantribune.com/2020/05/01/updated-lawsuit-filed-against-tyson-over-2019-spills/

22 https://www.tysonsustainability.com/gri/

23 https://shiftproject.org/resources/ungps101/pillar-3-of-ungp-remedy/

24 https://knowthechain.org/company/tyson-foods-inc-2/

25 https://thefern.org/2020/04/mapping-covid-19-in-meat-and-food-processing-plants/

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